Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Wolverine World Wide, Inc. for the registration of $375,000,000 aggregate principal amount of 6.125% Senior Notes due 2020 and to the incorporation by reference of our report dated February 27, 2013, except for Notes 9 and 13, as to which the date is July 22, 2013, with respect to the consolidated financial statements and schedule of Wolverine World Wide, Inc., included in its Current Report (Form 8-K) dated July 22, 2013 and our report dated February 27, 2013 with respect to the effectiveness of internal control over financial reporting of Wolverine World Wide, Inc. included in its Annual Report (Form 10-K) for the year ended December 29, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Grand Rapids, Michigan

July 22, 2013